June 6, 2006


Mail Stop 6010

Tom Brunton
Chief Financial Officer
Electroglas, Inc.
5729 Fontanoso Way
San Jose, California 95138

Re:	Electroglas, Inc.
Registration Statement on Form S-3
Filed on May 31, 2006
File No. 333-134587

Dear Mr. Brunton:

      We have limited our review of your filing to the issues we have addressed in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please revise the filing to include financial statements that meet
the requirements of Article 3 of Regulation S-X. We note that the financial statements currently incorporated by reference into the filing do not include audited balance sheets as of the end of the last two fiscal year ends, nor do they include audited statements of operations, cash flows and changes in stockholders` equity for the
periods required by Regulation S-X.   In addition, please note
that
the end of the transition period is viewed the same as a fiscal year end for purposes of complying with the age of financial statements requirements of Rule 3-12 of Regulation S-X in 1933 Act filings.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


      You may contact Dennis Hult at (202) 551-3618 or Angela
Crane,
Accounting Branch Chief, at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters.
If you have any questions, please call Tim Buchmiller at (202)
551-
3635.

								Sincerely,



								Martin James
Senior Assistant Chief Accountant


cc:  Justin L. Bastian, Esq. - Morrison & Foerster LLP (via fax)

Tom Brunton
Electroglas, Inc.
June 6, 2006
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